UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Results of Annual General Meeting

On June 29, 2023, TC BioPharm (Holdings) plc (“TC BioPharm” or the “Company”) held its 2023 Annual General Meeting (the “Annual General Meeting”), and all resolutions were passed as proposed. At the Annual General Meeting, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders on June 7, 2023 were duly proposed and passed on a poll.

The matters presented for a vote and the related results are as follows:

Ordinary Resolutions	Votes For	Votes Against	Votes Abstained

Resolution 1: Report and accounts To receive the Company’s annual report and audited financial statements for the year ended 31 December 2022.	736,865	62,390	10,198

Resolution 2: Directors’ remuneration report To receive and approve the Directors’ Remuneration Report for the year ended 31 December 2022.	733,914	68,548	6,991

Resolution 3: Directors’ remuneration policy To receive and approve the Directors’ Remuneration Policy.	718,162	87,120	4,171

Resolution 4: Appointment of auditor To appoint Ecovis Wingrave Yeats LLP as auditor of the Company (“Ecovis”), to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.	729,834	75,739	3,880

Resolution 5: Remuneration of auditor To authorise the Audit Committee to determine the remuneration of the Auditor.	739,407	65,223	4,825

The full text of each resolution passed at the Annual General Meeting is set out in the Notice of Annual General Meeting sent to shareholders on June 7, 2023 and furnished as an exhibit to a Form 6-K filed with the U.S. Securities and Exchange Commission on June 7, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

Date: June 29, 2023	By:	/s/ Martin Thorp
Martin Thorp
Chief Financial Officer